SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation Stock Exchange Release December 15,2005 at 15:00

Jyrki Salo appointed Executive Vice President and CFO for UPM

Jyrki Salo, M.Sc. (Econ.), aged 45, has been appointed Executive Vice President, Chief Financial Officer and member of UPM’s Executive Team as of 1 February 2006. Mr Salo will join UPM on 1 January 2006 and reports to Mr Jussi Pesonen, President and CEO.

Jyrki Salo has two decades of professional experience in the telecommunications and IT industries. He has been with Nokia Corporation since 1990 in senior executive positions with business and finance & control responsibilities.

The current CFO, Kari Toikka, aged 55, will transfer through internal rotation and by his own request to Senior Vice President, Internal Auditing as of 1 February 2006 reporting to Jussi Pesonen, President and CEO. Kari Toikka has been with the company since 1976. During the past seven years he has been UPM’s Executive Team member.

Katri Hakkarainen, the current Vice President, Internal Auditing, aged 59, will gradually transfer to part-time retirement during 2006. She will report to Kari Toikka.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations